Rydex Variable Trust

9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

February 5, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention: Mr. Jeffrey A. Foor

Re:                               Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File Nos. 333-57017 and 811-08821)

Ladies and Gentleman:

On behalf of Rydex Variable Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), withdrawal of Post-Effective Amendment No. 33 (“PEA No. 33”), which was filed with the SEC pursuant to Rule 485(a) on September 16, 2008 (via EDGAR Accession No. 0001104659-08-058978).  PEA No. 33 was filed for the purpose of reflecting (i) a name change and corresponding revised investment strategy for the Multi-Cap Core Equity Fund (the “Fund”); (ii) a change in the Fund’ investment advisory fee; and (iii) the addition of Security Global Investors, LLC as sub-adviser to the Fund.  After careful consideration, the Trust has determined not to proceed with the changes specified above.

In addition, in conjunction with the request for withdrawal of PEA No. 33, we hereby also request withdrawal of Post-Effective Amendment Nos. 36, 37 and 38 to the Trust’s Registration Statement, which were filed on November 14, 2008, December 12, 2008, and January 8, 2009, respectively, for the purpose of delaying the effectiveness of PEA No. 33.

No securities were sold in connection with the offering contemplated by the prospectus contained in the post-effective amendments referenced above.

Should you have any questions or comments, please do not hesitate to call Ashley Vroman-Lee at 202.739.5914 or Chris Menconi at 202.739.5896.

Sincerely,
Rydex Variable Trust

By:	/s/ Carl G. Verboncoeur
Carl G. Verboncoeur
President